UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM ___________ TO _____________

COMMISSION FILE NUMBER 1-12001

TDY INDUSTRIES, INC. PROFIT SHARING PLAN
FOR CERTAIN EMPLOYEES OF METALWORKING PRODUCTS
(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

Financial Statements and Supplemental Schedule
TDY Industries , Inc. Profit Sharing Plan for Certain Employees of Metalworking Products
Year ended December 31, 2006

Financial Statements
And Supplemental Schedule
TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Year ended December 31, 2006
(Unaudited)

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Financial Statements
and Supplemental Schedule
Year ended December 31, 2006
(Unaudited)

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Statements of Net Assets Available for Benefits
(Unaudited)

	December 31
	2006	2005

Investments at fair value:
Interest in Allegheny Master Trust	$1,929,732	$2,021,724
Interest in registered investment companies	1,338,354	1,680,595
Corporate common stocks	839,878	811,439
Participant loans	333,776	319,156
Interest in common collective trusts	3,300	433

Total investments at fair value	4,445,040	4,833,347

Receivables	190	28
Payables	(2,017)	(271)

Net assets available for benefits at fair value	4,443,213	4,833,104
Adjustment from fair value to contract value for fully benefit responsive investment contracts	16,239	12,217

Net assets available for benefits	$4,459,452	$4,845,321

See accompanying notes.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Statement of Changes in Net Assets Available for Benefits
(Unaudited)
Year ended December 31, 2006

Contributions:
Employer	$254,432
Employee	313,114

Total contributions	567,546

Investment income:
Net unrealized/realized gain on corporate common stocks	842,067
Net gain from interest in registered investment companies	139,782
Net gain from interest in Allegheny Master Trust	101,056
Interest income	20,382
Dividend income	5,454
Net gain from interest in common collective trusts	1,078

Total investment income	1,109,819

1,677,365

Distributions to participants	(2,063,234)

Net decrease in net assets available for benefits	(385,869)
Net assets available for benefits at beginning of year	4,845,321

Net assets available for benefits at end of year	$4,459,452

See accompanying notes.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements
December 31, 2006
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits or the total of net assets available for benefits for any period presented.
Investment Valuation and Income recognition
The Plan’s investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value (see Note 3). Quoted market prices are used to value investments. Share of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
1. Significant Accounting Policies (continued)
Investments in bank and insurance company guaranteed investment contracts (“GICs”) and in synthetic investment contracts (“SICs”) are stated at contract value which is equal to principal balance plus accrued interest, because they are fully benefit-responsive. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Fair value of the GICs was estimated by discounting the weighted average cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs was estimated based on the fair value of each contract’s supporting assets at December 31, 2006 and 2005. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Although it is management’s intention to hold the investment contracts in the Standish Mellon Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
2. Description of the Plan
The TDY Industries, Inc. Profit Sharing Plan for Certain Employees of Metalworking Products (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. The respective employing companies, which are affiliates of Allegheny Technologies Incorporated (ATI, the Plan Sponsor), will match 100% up to the first 3% of employee contributions and 50% of the next 2% of employee contributions. In addition, profit sharing contributions can be made to participant accounts at the employing company’s discretion.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
These contributions follow an age-weighted formula, based on the following schedule:

CURRENT AGE	COMPANY CONTRIBUTION
Less than age 35	2.0%
35 – 39	2.5%
40 – 44	3.0%
45 – 49	3.5%
50 – 54	4.0%
55 – 59	4.5%
Age 60 or above	5.0%
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 12 to 60 months, and primary residence loans are repaid over 12 months up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents. Copies of these documents are available from the Plan Sponsor.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
3. Investments
The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2006.

2006
(Unaudited)
Standish Mellon Fixed Income Fund (contract value)	$1,157,124
Dreyfus Emerging Leaders Fund	637,952
Allegheny Technologies Incorporated Common Stock	839,878
Alliance Capital Growth Pool (contract value)	423,678
T. Rowe Price Structured Research Common Trust Fund (contract value)	365,168
Harris Assoc – Oakmark Balanced Fund	258,475
Certain of the Plan’s investments are in the Allegheny Master Trust, which has three separately managed institutional investment accounts; the T. Rowe Price Structured Research Common Trust Fund, the Alliance Capital Growth Pool, and the Standish Mellon Fixed Income Fund, which were valued on a unitized basis (collectively, the “Allegheny Master Trust”).
The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Allegheny Master Trust. At December 31, 2006, the Plan’s interest in the net assets of the Alliance Capital Growth Pool, the Standish Fixed Income Fund, and the T. Rowe Price Structured Research Common Trust Fund was as follows:

2006
(Unaudited)
Alliance Capital Growth Pool	1.23%
Standish Mellon Fixed Income Fund	0.49
T. Rowe Price Structured Research Common Trust Fund	0.51
Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Allegheny Master Trust.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
3. Investments (continued)
The composition of the net assets of the Standish Mellon Fixed Income Fund at December 31, 2006 was as follows:

2006
Guaranteed investment contracts:
New York Life Insurance Company	$895,330
Principal Life	1,368,618

2,263,948

Synthetic guaranteed investment contracts:
Bank of America	28,662,260
IXIS Financial Products, Inc.	4,030,074
Monumental Life	60,286,128
Rabobank	53,011,207
State Street Bank	21,292,911
Union Bank of Switzerland	39,206,620

206,489,200

Interest in common collective trusts	24,622,702

Total net assets at fair value	233,375,850
Wrap contracts at fair value	(49,959)
Adjustment from fair value to contract value for fully benefit responsive investment contracts	3,381,661

Total net assets	$236,707,552

The Standish Mellon Fixed Income Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Allegheny Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs).
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate; (2) set at the time of purchase for a fixed term and variable crediting rate or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2006 the interest crediting rates for GICs and Fixed Maturity SICs ranged from 4.30% to 5.34%.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
3. Investments (continued)
Average yields for all fully-benefit responsive investment contracts for the year ended December 31, 2006 was as follows:

2006
Average yields:
Based on actual earnings	4.75%
Based on interest rate credited to participants	4.64%
The composition of net assets of the Alliance Capital Growth Pool at December 31, 2006 was as follows:

2006
Investment in pooled separate accounts:
Alliance Equity Fund S.A. #4	$34,335,972
Operating payables	(10,572)

Total net assets	$34,325,400

The composition of net assets of the T. Rowe Price Structured Research Common Trust Fund at December 31, 2006 was as follows:

2006
Investment in common collective trusts	$72,210,981
Operating payables	(34,228)

Total net assets	$72,176,753

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
3. Investments (continued)
The composition of the changes in net assets of the Allegheny Master Trust is as follows:

			T. Rowe Price
			Structured
	Standish	Alliance	Research
	Mellon Fixed	Capital	Common Trust
	Income Fund	Growth Pool	Fund
	Year Ended December 31, 2006
	(Unaudited)
Investment income:
Interest income	$9,196,721	$—	$—
Net realized/unrealized gain on corporate common stocks	6,246	—	11,900
Net loss, pooled separate accounts	—	(283,791)	—
Net gain, common collective trusts	851,445	—	10,226,870
Administrative expenses	(242,636)	(98,140)	(403,225)
Transfers	14,124,671	(5,060,685)	(3,924,321)

Net increase (decrease)	23,936,447	(5,442,616)	5,911,224
Total net assets at beginning of year	212,771,105	39,768,016	66,265,529

Total net assets at end of year	$236,707,552	$34,325,400	$72,176,753

Interest, realized and unrealized gains and losses, and management fees from the Allegheny Master Trust are included in the net gain from interest in Allegheny Master Trust on the statement of changes in net assets available for benefits.
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 25, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
5. Parties-in-Interest
Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds’ distributor. The Boston Company is the manager of the Short-Term Investment Fund. Dreyfus Corporation, Dreyfus Service Corporation and The Boston Company are wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the trustee for this Plan. T. Rowe Price Associates, Inc. is the manager of the T. Rowe Price Structured Research Common Trust Fund. Therefore, transactions with these entities qualify as party-in-interest transactions.
6. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
EIN 25-1792394 Plan 040
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2006

Investment Description	Units/Shares	Current Value

Registered investment companies:
Dreyfus Bond Market Index Fund*	951.4980	9,506
Dreyfus Emerging Leaders Fund*	18,368.8940	637,952
Artisan Funds – Midcap Fund	2,032.7100	61,916
Dreyfus Premiere International Fund*	7,538.8700	147,460
Harris Associates – Oakmark Balanced Fund	9,987.4550	258,475
MFS Value Funds	2,239.3760	59,948
Lord Abbett Mid Cap Value Fund	2,383.7220	53,396
Morgan Stanley – Small Co Growth Fund	61.9020	824
PIMCO Funds – Total Ret Funds	5,308.8880	55,106
Prudential Jennison Growth Fund, Class A Shares	2,007.0110	32,995
Allianz NFJ Funds	664.8440	20,776

		$1,338,354

Corporate common stocks:
Allegheny Technologies Incorporated common stock*	9,262.0000	$839,878

Participant loans (8.25% to 9.25%)*		$333,776

Common collective investment funds:
The Boston Company Short-Term Investment Fund*	3,299.7700	$3,300

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED TDY INDUSTRIES, INC. PROFIT SHARING PLAN FOR CERTAIN EMPLOYEES OF METALWORKING PRODUCTS

	By:	/s/ Richard J. Harshman

Date: June 22, 2007		Richard J. Harshman
Executive Vice President-Finance and
Chief Financial Officer
(Principal Financial Officer and Duly
Authorized Officer)